God's Garden Treasures LLC
Balance Sheets
(Unaudited)

	December 31, 2017	December 31, 2016
ASSETS		
Cash	$ 5,488	$ 3,139
Inventory	2,800	3,611
Total current assets	8,288	6,750
Fixed assets, net	3,200	3,200
Other assets	76,630	69,536
TOTAL ASSETS	$ 88,118	$ 79,486
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$ 2,829	$ 15,228
Total current liabilities	2,829	15,228
Chase loan	24,877	28,604
Crawford loan	7,568	-
Moser loan	3,940	5,380
Total long term liabilities	36,385	33,984
Commitments and contingencies	-	-
Members' equity	48,904	30,284
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 88,118	$ 79,496